Exhibit 99.2

1 Acquisition of Zoosk, Inc. March 21, 2019

2 , and shareholders of Spark Networks SE are advised to read the important information about the transaction provided in materials for the general meeting of shareholders . SAFE HARBOR STATEMENT

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4 A GLOBAL LEADER IN THE $5B ONLINE DATING MARKET + + INCREASED SCALE INCREASED SHAREHOLDER VALUE INCREASED SHARE IN NORTH AMERICA • Spark will more than double in size with over 1 million monthly paying subscribers worldwide • Spark becomes the 2 nd largest publicly listed dating company • Spark expects adjusted EBITDA margins to improve substantially, targeting over $50 million of Adj. EBITDA in 2020 • The acquisition will increase Sparks’ ability to innovate and deliver sustainable long - term shareholder value creation • Spark becomes the 2nd largest online dating platform in North America , by revenue 1 • North America represents 2/3 of the combined entity revenues • Spark combined brands to have an estimated market share close to 10%, owning 7 out of the top 20 dating brands in the USA 2 1) Based on publicly available information at time of acquisition. 2) Based on a survey done by Spark Networks to over 1,000 adults in the USA in Q4 2018. Measured in aided brand awareness. + =

5 12.3 9.2 6.7 5.0 4.5 3.1 1.2 ZOOSK OVERVIEW United States Australia Great Britain Canada Other Robust product with strong monetization features Zoosk is one of the few assets of scale in a fragmented marketplace (U.S. Monthly Active Users 1 Zoosk operates primarily in English markets 1) Source: Comscore. Tinder POF Match Bumble Zoosk okCupid eharmony

6 TOP BRANDS SPARK PRO - FORMA PORTFOLIO REVENUE BY GEOGRAPHY North America International 62% 38% Note: revenue split by geography based on 2018 unaudited financials.

7 SPARK TO OWN 7 OF THE TOP 20 DATING BRANDS IN THE US 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% LDS Singles Happn JSwipe Hinge SilverSingles CMB EliteSingles Jdate BlackPeopleMeet Bumble Our Time Grindr Farmers Only Zoosk OKCupid Plenty of Fish Tinder Christian Mingle Match eHarmony (December 2018, top 20 brands by aided brand awareness, USA) Source: based on a surver done by spark Networks to over 1,000 adults in the USA in Q4 2018. Match Group Brand Spark Networks Brand

8 TRANSACTION DETAILS Enterprise Value of $255 million in cash and stock • 12.98m ADRs (valued at $150 million based on closing price of $11.53 on March 20 th • $95 million of net cash proceeds to sellers at closing • $10m cash deferred payment in December 2020 • Spark to raise $120 million with a new senior secured debt facility Structure • Spark Networks SE to remain the parent company, listed on NYSE American (LOV) with HQ in Berlin, Germany. Zoosk, Inc. to become a subsidiary of Spark Networks SE The existing Spark executive team to manage the combined entity • Jeronimo Folgueira, Chief Executive Officer • Robert O'Hare, Chief Financial Officer • Michael Schrezenmaier, Chief Operating Officer Eight member board with two new Directors to be appointed by Zoosk • Steven McArthur, Zoosk’s CEO • Deepak Kamra, General Partner at Canaan Partners (Zoosk’s largest shareholder) Transaction expected to close in early Q3 2019 • Subject to the approval of Spark shareholders • >75% of Spark shareholders have committed to vote in favor of the transaction • Subject to customary closing conditions and a fairness hearing in the State of California • Compliance with leverage covenants at close Structure Governance & Leadership Closing Considerations

9 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2020 Revenue Adj EBITDA TRANSFORMATIONAL & ACCREATIVE TRANSACTION EliteSingles launched in US Merger Acquisition Launched in United Kingdom, Australia & Canada International Expansion Launched Once integrated $50m+ 2020 (PF) vs 2018e: » Revenue ~2x » EBITDA ~4x

10 SPARK MANAGEMENT TEAM WITH STRONG TRACK RECORD Jeronimo Folgueira Managing Director, CEO & Director of the Board Since October 2015 Rob O’Hare Managing Director & Chief Financial Officer Since February 2015 Michael Schrezenmaier Managing Director & Chief Operating Officer Since September 2012 Benjamin Hoskins Chief Technology Officer Since January 2017 Luciana Telles Chief Marketing Officer Since January 2019 Gitte Bendzulla General Counsel Since November 2018

11 A GLOBAL LEADER IN THE $5B ONLINE DATING MARKET Increased Scale 1 Increased market share in North America 2 Increased Shareholder Value 3 +

12 APPENDIX

13 Summary Credit Facility Terms Key Terms Facility Size $120 Million Term Loan + $5 Million Revolver (un - drawn) Structure Senior Secured Term Loan Interest Rate LIBOR + 8% Amortization 10% per annum – paid quarterly Cash Flow Sweep 75% with step - downs based on net - leverage Tenor 4 Years

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